NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE Arca, Inc. ('NYSE Arca' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'SEC') of its intention to remove the entire class of DB Base Metals Long Exchange Traded Notes due June 1, 2038 (the 'Notes') of Deutsche Bank AG (the 'Company') from listing and registration on the Exchange at the opening of business on October 17, 2016 pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Notes are no longer suitable for continued listing and trading on the Exchange. The Exchange is taking this action because the Notes fell below the minimum market value required for continued listing pursuant to NYSE Arca Equities Rule 5.2(j)(6)(B)(II). 1. The Exchange, on September 16, 2016, determined that the Notes should be suspended from trading and directed the preparation and filing with the SEC of this application for the removal of the Notes from listing and registration on the Exchange. The Company was notified by phone and letter on September 16, 2016. 2. Pursuant to the above authorization, a press release was issued September 16, 2016 and an announcement was made on the 'ticker' of the Exchange at the close of the trading session announcing the suspension of trading in the Notes. Similar information was included on the Exchange's website. 3. The Company had a right to appeal to the Committee for Review (the 'Committee') of the Board of Directors of NYSE Regulation, the determination to delist the Notes, provided that it filed a written request for such a review with the Secretary of the Exchange within five business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.